

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 26, 2012

<u>Via E-mail</u>
Zhen Zhen Peri
Chief Financial Officer
China Marketing Media Holdings, Inc.
RMA 901, KunTai International Mansion
No. 12 Chaowai Street
Beijing, 100020, People's Republic of China

> **Re: China Marketing Media Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 31, 2011**
> **Form 10-Q for the Quarterly Period Ended June 30, 2011**
> **Filed September 22, 2011**
> **Form 10-Q for the Quarterly Period Ended September 30, 2011**
> **Filed November 21, 2011**
> **Form 8-K filed December 29, 2011**
> **File No. 000-51806**

Dear Ms. Peri:

　　We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

　　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　　/s/ Andrew D. Mew

　　　　　　　　　　　　　　　　　Andrew D. Mew
　　　　　　　　　　　　　　　　　Accounting Branch Chief

cc: F. Alec Orudjev, Esq.
　　　Cozen O'Connor